Exhibit 99.3

File no.: 1022720/2454

 Pledge agreement

 concerning the shares in FWP IP ApS

File no.: 1022720/2454

This

Pledge AGREEMENT

(the “Agreement”) is made on 22 November 2017 by

FWP HoldCo ApS

Registration no. (CVR no. ________________)

Østergade 24A, 1.

1100 Copenhagen K

Denmark

(“HoldCo”)

Biogen Swiss Manufacturing GmbH

Landys & Gyr Strasse 3

6300 Zug

Switzerland

(“Biogen”)

and

Forward Pharma A/S

Registration no. (CVR no. 28 86 58 80)

Østergade 24A, 1.

1100 Copenhagen K

Denmark

(“Forward Pharma A/S”)

(each a “Party” and collectively the “Parties”)

concerning the shares in FWP IP ApS, a Danish private limited liability company with registration no. (CVR no. 38 75 83 57) having its registered address at Østergade 24A, 1., 1100 Copenhagen K, Denmark (the “Company”).

1	background

1.1	Biogen, Biogen International Holding Ltd. (together with Biogen, “Licensee”), Forward Pharma A/S and certain other parties (“Additional Parties”) have entered into a Settlement and License Agreement dated 17 January 2017 (the “License Agreement”). Capitalized terms used and not defined in this Agreement shall have the meaning ascribed in the License Agreement.

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1.2	Pursuant to Section 2.11 of the License Agreement, Forward Pharma A/S has agreed to use commercially reasonable efforts to effect a corporate restructuring as further specified in Appendix D to the License Agreement.

1.3	On 30 June 2017, Forward Pharma A/S completed Step 1 and Step 2 of the corporate restructuring substantially in the manner described in Appendix D to the License Agreement pursuant to the following agreements:

(i)	Forward Pharma A/S and Forward Pharma Operations ApS (a wholly-owned subsidiary of Forward Pharma A/S) (“Forward Pharma Operations”) entered into that certain Asset Contribution Agreement dated as of 30 June 2017 (the “Asset Contribution Agreement”), pursuant to which Forward Pharma A/S contributed to Forward Pharma Operations all of the assets, rights, liabilities and obligations specified or referred to therein;

(ii)	In connection with the Asset Contribution Agreement, Forward Pharma A/S, Forward Pharma Operations, Licensee and the Additional Parties entered into the First Assignment and Assumption Agreement dated as of 30 June 2017, pursuant to which, inter alia, (a) Forward Pharma A/S confirmed its assignment to Forward Pharma Operations of all of Forward Pharma A/S’s right, title and interest in and to the License Agreement, (b) Forward Pharma Operations confirmed its acceptance of such assignment and its assumption from Forward Pharma A/S of all liabilities and obligations of Forward Pharma A/S under the License Agreement, and (c) Licensee consented to such assignment and assumption;

(iii)	Forward Pharma Operations and the Company entered into that certain Asset Transfer Agreement dated as of 30 June 2017 (the “IP Transfer Agreement”), pursuant to which Forward Pharma Operations transferred to the Company all of Forward Pharma Operations’ legal and beneficial right, title and interest to the Licensed Intellectual Property, subject in all respects to the terms and conditions of the License Agreement, the IP Transfer Agreement and the IPR Services Agreement (as defined below); and

(iv)	Forward Pharma A/S, Forward Pharma Operations, the Company and Licensee entered into that certain IPR Services, Administration, Funding and Novation Agreement dated as of 30 June 2017 (the “IPR Services Agreement”), pursuant to which, inter alia, (a) Forward Pharma Operations assigned to the Company the SubCo 1 Rights (as defined in the IPR Services Agreement), and the Company assumed the SubCo 1 Obligations (as defined in the IPR Services Agreement) and Licensee consented to such assignment and assumption and (b) the Company agreed to perform certain obligations and comply with certain restrictions with respect to the Licensed Intellectual Property.

1.4	On 9 November 2017, Step 3 of the corporate restructuring described in Appendix D to the License Agreement was completed by way of the formation of FWP Fonden (CVR-no. 39074788) (the “Foundation”) and the formation of HoldCo. HoldCo is a wholly owned subsidiary of the Foundation.

1.5	To complete Step 4 of the corporate restructuring described in Appendix D to the License Agreement:

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(i)	On the date hereof, Forward Pharma Operations and HoldCo entered into that certain Share Purchase Agreement, pursuant to which Forward Pharma Operations agreed to sell all of the issued and outstanding shares of the Company to HoldCo on the terms and conditions therein;

(ii)	On the date hereof, HoldCo, Biogen and Forward Pharma A/S entered into that certain Call Option Agreement (the “Call Option Agreement”) to grant Biogen the Call Option (as defined in the Call Option Agreement) on the terms and conditions set forth therein. The Call Option Agreement is attached as Appendix 1 to this Agreement; and

(iii)	HoldCo, Biogen and Forward Pharma A/S are entering into this Agreement in order for HoldCo, in its capacity as pledgor, to grant a pledge of all of the issued and outstanding shares of the Company in favour of Biogen as security for fulfilment of the Call Option Agreement.

2	definitions

2.1	In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings in this Agreement:

Enforcement Event	shall have the meaning given to it in Section 6.1 of this Agreement.

Option Shares	shall have the meaning given to it in the Call Option Agreement.

Pledge	shall have the meaning given to it in Section 3.1 of this Agreement.

Purchase Price	shall have the meaning given to it in the Call Option Agreement.

Secured Obligations	means all of HoldCo´s obligations and liabilities pursuant to the Call Option Agreement at present or in the future in any manner; whether actual or contingent; whether incurred solely or jointly with any other person; and whether as principal or surety or guarantor together with all interest accruing and all costs, charges and expenses incurred by Biogen in connection with the protection, preservation or enforcement of Biogen’s rights under the Call Option Agreement.

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3	pledge

3.1	As security for HoldCo’s fulfilment of the Secured Obligations, HoldCo hereby pledges with first priority to Biogen all its right, title and interest in and to the Option Shares (the “Pledge”).

4	perfection

4.1	On the date of this Agreement, HoldCo shall deliver a letter of notification in the form set out in Schedule 1 hereto (Letter of Notification) for the purpose of notifying the Company of the creation of the Pledge.

4.2	Immediately on the Company’s receipt of the Letter of Notification, HoldCo shall procure the delivery of:

(i)	an acknowledgement in the form set out in Schedule 2 hereto (Acknowledgement) from the Company confirming that the Pledge has been recorded in the Company’s register of shareholders in accordance with the terms of this Agreement and according to sections 53 and 65 of the Danish Companies Act; and

(ii)	a copy of the Company’s register of shareholders certified by the management of the Company, who must be registered as such with the Danish Business Authority (Erhvervsstyrelsen), evidencing the proper recording of the Pledge.

5	voting, financial and administrative rights

5.1	Prior to the occurrence of an Enforcement Event (if any), HoldCo shall retain all voting, financial and administrative rights associated with the Option Shares, including the right to receive dividends, distributions and other payments relating to the Option Shares provided that it shall not exercise its voting rights in a manner which:

(i)	adversely affects the validity or enforceability of the Pledge created by this Agreement;

(ii)	adversely affects the rights attaching to or conferred by the Option Shares; or

(iii)	constitutes a breach of or is otherwise inconsistent with any of the terms of this Agreement or the Secured Obligations.

5.2	On the occurrence of an Enforcement Event, Biogen may, in its sole discretion (without any consent or authority from either HoldCo or the Company), revoke by written notice to the Company, HoldCo and Forward Pharma A/S the authority granted to HoldCo under Section 5.1 and, further in its sole discretion and subject to written notice to the Company, HoldCo and Forward Pharma A/S, exercise all voting rights and any other rights conferred by the Option Shares.

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6	enforcement

6.1	If an Exercise Event (as defined in the Call Option Agreement) has occurred and Biogen has exercised the Call Option in accordance with the Call Option Agreement and HoldCo has failed to fulfil its obligations in respect of any of the Secured Obligations (an “Enforcement Event”), Biogen may in its sole discretion after giving due written notice to HoldCo (copied to Forward Pharma A/S) pursuant to section 538a of the Danish Administration of Justice Act (in Danish “Retsplejeloven”):

(i)	exercise its rights pursuant to the Call Option Agreement and purchase the Option Shares, by transferring the Purchase Price with releasing effect to an account designated by HoldCo, or if no such account has been designated by HoldCo to an escrow account with HoldCo´s Danish legal counsel, or if no account has been designated by HoldCo and Biogen has not been provided with the name and account details of HoldCo’s Danish legal counsel prior to the Closing Date (as defined in the Call Option Agreement), to an escrow account of Biogen’s choice;

(ii)	deliver a written notice to the Company notifying the Company of the transfer of title to the Option Shares to Biogen and requesting the Company to deliver the shareholders’ register of the Company to Biogen duly signed by the management of the Company and evidencing that Biogen is duly registered as the 100% owner of the Option Shares (it being understood that Biogen shall concurrently deliver a copy of such written notice to Forward Pharma A/S);

(iii)	exercise any or all rights attached to the Option Shares, including the voting rights, cf. Section 5 above;

(iv)	collect and receive any and all dividends and income on the Option Shares, including (but not limited to) any liquidation and/or redemption proceeds;

(v)	exercise any other rights, which HoldCo may have as shareholder in the Company, including any financial and administrative rights attached to the Option Shares; and

(vi)	enforce any and all statutory rights of Biogen under any applicable law, including the Danish Administration of Justice Act (in Danish “Retsplejeloven”).

7	representation, warranties and undertakings

7.1	HoldCo represents and warrants to Biogen that:

(i)	HoldCo is the sole legal and beneficial owner of the Option Shares;

(ii)	the Option Shares are not subject to any encumbrances by HoldCo other than as set forth in this Agreement and the Call Option Agreement; and

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(iii)	HoldCo is not subject to or a party to any agreement which restricts the transfer of the Option Shares or the ability of HoldCo to enter into this Agreement.

7.2	HoldCo undertakes towards Biogen:

(i)	that it will forward any relevant notices concerning the Option Shares or the Company to Biogen and that it will inform Biogen of any changes or proposed changes to the Company’s articles of association;

(ii)	that it will not sell or otherwise dispose of any or all of the Option Shares except as set out in this Agreement and the Call Option Agreement;

(iii)	that it will not assign, transfer, further pledge or in any other manner encumber or otherwise dispose of any or all of the Option Shares, and that it will immediately procure the cancellation of any encumbrance on the Option Shares, except as set out in this Agreement and the Call Option Agreement;

(iv)	that it will not enter into any shareholders’ agreement with respect to the Option Shares;

(v)	that it will subscribe for any and all Option Shares in the event of an increase of the Company’s share capital;

(vi)	that it will immediately deliver to Biogen in original any certificates, documents or instruments evidencing any further Option Shares issued by the Company and any other certificates, documents or instruments issued in relation to the Option Shares, and that it will take such further actions as required by Biogen to ensure that the Pledge also covers such Option Shares;

(vii)	that, at the request of Biogen, it will execute and deliver to Biogen such other documents and take such further actions to perfect, preserve and protect the Pledge and enable Biogen to exercise and enforce the rights vested in it under this Agreement; and

(viii)	that it shall not permit the Company to sell, license, transfer, assign or otherwise dispose of, encumber or impair any Licensed Intellectual Property, except as permitted pursuant to and in accordance with the terms of the License Agreement and the IPR Services Agreement.

8	continuing security and reinstatement

8.1	This Agreement takes effect as at the date hereof and will remain in full force and effect until the earlier of (i) the termination of the Call Option Agreement and (ii) Biogen is satisfied that the Secured Obligations have been irrevocably discharged in full. Consequently, this Agreement will serve as a continuing security for the satisfaction in full of the Secured Obligations. Notwithstanding anything in this Agreement to the contrary, this Agreement and any and all rights and obligations hereunder shall immediately and automatically terminate upon the termination of the IPR Services Agreement, provided that the termination of this Agreement shall not relieve any Party of any obligation or liability arising out of or related to any breach of this Agreement occurring prior to such termination.

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8.2	This Agreement and the Pledge will not be discharged or affected by:

(i)	the unenforceability, illegality or invalidity of any of the obligations of the Company, HoldCo or any other person under the License Agreement or the Call Option Agreement, as applicable;

(ii)	any incapacity or lack of power, authority or legal personality or any dissolution or change in the status of any of the Company, HoldCo or any other person;

(iii)	any failure or delay in enforcing the Secured Obligations or any security or guarantee granted in connection with such enforcement;

(iv)	any amendment, novation, supplement, extension (whether of maturity or otherwise), variation or restatement (in each case, however fundamental and of whatsoever nature) or replacement of any of the License Agreement or the Call Option Agreement or any other document, security or guarantee granted in connection with the foregoing; or

(v)	the insolvency of HoldCo.

9	assignment

9.1	Biogen may not assign this Agreement or any of its rights, interests or obligations hereunder, in whole or in part, by operation of law or otherwise to any Person without the prior written consent of HoldCo and Forward Pharma A/S, provided that, Biogen may assign this Agreement and any or all of its rights, interests and obligations hereunder, in whole or in part, in its sole discretion and without the consent of HoldCo and Forward Pharma A/S, to (i) any of its Affiliates or (ii) any Person that is an assignee of Licensee under the License Agreement and the assignee of Biogen under the Call Option Agreement (it being understood that no such assignment shall relieve Biogen of its obligations under this Agreement if such assignee does not perform such obligations).

9.2	HoldCo may not assign this Agreement or any of its rights, interests or obligations hereunder, in whole or in part, by operation of law or otherwise to any Person without the prior written consent of Biogen and Forward Pharma A/S.

9.3	Any assignment of this Agreement in contravention of this Section 9 shall be null and void.

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10	AMENDMENTS and WAIVERs

10.1	Subject to Sections 10.2 and 10.3, this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective.

10.2	Notwithstanding anything in this Agreement to the contrary, any amendment or waiver hereunder signed by HoldCo shall not be effective unless and until such amendment or waiver is signed by Forward Pharma A/S.

10.3	Any amendment or waiver in contravention of this Section 10 shall be null and void.

11	costs

Each Party shall pay its own costs in connection with the negotiation, preparation and execution of this Agreement, whereas HoldCo shall pay all costs in connection with an enforcement of this Agreement.

12	OTHER PROVISIONS

12.1	All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by facsimile, sent by e-mail or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, facsimile or email, or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a Party as shall be specified by like notice):

If to Biogen, to:

Biogen Inc.

225 Binney Street

Cambridge, MA 02142, USA

Attention: General Counsel

E-mail: susan.alexander@biogen.com

If to HoldCo, to:

FWP HoldCo ApS

Østergade 24A, 1.

1100 Copenhagen K

Denmark

Attention: Claus Bo Svendsen

E-mail: cbs@forward-pharma.com

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If to Forward Pharma A/S, to:

Forward Pharma A/S

Østergade 24A, 1.,

1100 Copenhagen K

Denmark

Attention: Florian Schönharting

E-mail: fs@nordicbiotech.com

12.2	For the avoidance of doubt, Biogen acknowledges and agrees that neither this Agreement, the Call Option Agreement, nor the exercise of any rights under such agreements shall affect Licensee’s payment obligations under Article IV of the License Agreement in any way.

12.3	The rights and obligations in, to and under this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

13	Governing law and disputes

13.1	This Agreement is governed by and will be interpreted in accordance with Danish law regardless of the laws that might otherwise govern under applicable conflicts of laws rules to the extent that such rules are not mandatory.

13.2	Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration) (the “Institute”).

13.3	The arbitration tribunal shall be composed of three arbitrators.

13.4	Each Party to the dispute or claim shall appoint one arbitrator (provided that where a dispute or claim involves each of the Parties, Biogen and HoldCo, and not Forward Pharma A/S, shall appoint one arbitrator each) and the Institute shall appoint a third arbitrator who shall be the Chairman of the arbitration tribunal. If a Party (or in a dispute or claim involving each of the Parties, Biogen or HoldCo) has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute. The arbitrators shall be neutral and independent of each Party.

13.5	The place of arbitration shall be Copenhagen.

13.6	The language(s) of the arbitration shall be English.

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14	signatures

This Agreement has been executed in 3 original copies, each Party receiving 1 copy.

SIGNATURE PAGE FOLLOWS

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SIGNATURE PAGE TO PLEDGE AGREEMENT

For Biogen Swiss Manufacturing GmbH: ____________________________ Name: Date:	_________________________ Name: Date:

For FWP HoldCo ApS: ____________________________ Name: Date:	____________________________ Name: Date:

For Forward Pharma A/S: ____________________________ Name: Date:	____________________________ Name: Date:

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schedule 1 – form of letter of notification

To:

FWP IP ApS

Registration no. (CVR no. 38 75 83 57)

Østergade 24A, 1.

1100 København K

Denmark

LETTER OF NOTIFICATION – PLEDGE OF SHARES

Dear Sirs

We the undersigned, FWP HoldCo ApS (the “Pledgor”), hereby notify you, FWP IP ApS (the “Company”), of the following:

1.	By a share pledge agreement dated on or about the date hereof concluded between us as Pledgor, Biogen Swiss Manufacturing GmbH as pledgee (the “Pledgee”) and Forward Pharma A/S (the “Share Pledge Agreement”), a copy of which is attached hereto, we have granted a first ranking pledge of our entire shareholding in the Company (including any future shares and any other present and future securities issued by the Company, including warrants, options, bonus shares, subscription rights and convertibles and all rights over or in respect of such shares or other securities in the Company, including all voting rights and rights to receive dividends, liquidation or redemption proceeds (the “Shares”)), currently representing a nominal amount of DKK 50,000 to the Pledgee.

2.	Terms not otherwise defined in this letter have the meanings set out in the Share Pledge Agreement.

3.	Notwithstanding para 1 above, we are still entitled to exercise the voting rights on the Shares and receive any dividends declared on or in respect of the Shares until the Pledgee gives notice to the contrary to the Company on the occurrence of an Enforcement Event according to Section 6 of the Share Pledge Agreement.

4.	Immediately on receipt of such notice, the Company must register the Pledgee as holder of 100% of the voting rights attaching to the Shares in the Danish Business Authority’s public register of shareholders (Ejerregisteret) in accordance with section 58 of the Danish Companies Act (selskabsloven).

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5.	All other rights associated with the Shares can only be exercised by the Pledgee if the Pledgee gives notice to the Company on the occurrence of an Enforcement Event according to Section 6 of the Share Pledge Agreement.

6.	No further or additional security interest can be granted over the Shares without the Pledgee’s prior written consent.

With reference to paras 1-6 above, we request that the Company (i) records the pledge in the Company’s register of shareholders in accordance with the terms of the Share Pledge Agreement and according to sections 53 and 65 of the Danish Companies Act and (ii) sign and forward the enclosed acknowledgement to the Pledgee together with a certified copy of the Company’s register of shareholders.

Date:

For FWP HoldCo ApS:

____________________________

Name:

Title:

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schedule 2 – acknowledgement

ACKNOWLEDGEMENT

On copy of Letter of Notification

We hereby acknowledge the receipt of the above Letter of Notification concerning the pledge of the Shares.

In accordance with the Letter of Notification, we undertake to comply with and confirm that:

1.	the Company has a registered nominal share capital of DKK 50,000;

2.	the Company has not issued any share certificates;

3.	FWP HoldCo ApS is the registered owner of the Shares, currently representing 100% of the Company’s share capital;

4.	the Company has not been notified of any other existing security interest over the Shares other than as set out in the Share Pledge Agreement and the Call Option Agreement, nor has such security interest been registered in the Company’s register of shareholders other than as set out in the Share Pledge Agreement and the Call Option Agreement;

5.	On the Company’s receipt of a notice as set out in para 4 of the Letter of Notification, we will register the Pledgee as holder of 100% of the voting rights attaching to the Shares in the Danish Business Authority’s public register of shareholders (Ejerregisteret) in accordance with section 58 of the Danish Companies Act (selskabsloven);

6.	We have recorded the pledge in the Company’s register of shareholders in accordance with the Share Pledge Agreement and according to sections 53 and 65 of the Danish Companies Act; and

7.	We have recorded in the Company’s register of shareholders that no further security interest may be granted over the Shares without the prior written consent of the Pledgee.

We enclose a certified copy of the Company’s register of shareholders.

For FWP IP ApS:

_________________________

Name:

Title:

Date:

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